~~~~~~ PALOMINE MINING INC. ~~~~~~

595 Howe Street, Suite 507

Vancouver, British Columbia

 Canada, V6C 2T5

Phone:  604-681-6466

Facsimile:  604-681-2161

August 2, 2005

U.S. Securities & Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 0305

Attention:  Hugh Fuller

Dear Sirs:

Re:

Palomine Mining Inc.  - Registration Statement on Form SB-2

Amendment No. 3 - File No. 333-123465

In response to your letter dated July 18, 2005, we advise as follows:

Summary, Page 6

Organization Within Last Five Years, page 20

Description of Business, pages 20-24

1.

We note that the dates in Mr. MacDonald’s geological report do not appear to agree with those in the above disclosure.  For instance, you disclose that Palomine was incorporated on August 13, 2004 and that, on October 28, 2004, Palomine acquired an 80% interest in the Gab property from Mr. Braden.  The geological report, which is directed to Palomine Mining and is dated June 15, 2004, states that Palomine had a 100% interest in the Gab prospect.  Please advise or revise, as applicable.

We enclose a revised geological report from Mr. Macdonald that indicates that the report was prepared in June 2005 (June 2004 was a typographical error) and that we own a 100% interest in the Gab property.

2.

We also not that Messrs. Max Braden and Glen MacDonald appear as the seller and geologist, respectively, on at least one other registration statement of a company with a mining claim (i.e. Nova Resources, Inc.).  Please advise if Mr. Braden has any other mining claims for which registration statements have been filed.

Mr. Braden advises that he has also sold mineral claims to High Tide Ventures, Inc., a company that has filed a registration statement on Form SB-2.  Mr. Braden advises that he is in the business of acquiring mineral properties and sells such to public and private companies, as well as individuals.

Title to the Gab Property, page 21

3.

Please update this disclosure to a date more recent than May 28, 2005.  Please also include the size of the property in the disclosure.

We have disclosed that the Gab property is now in good standing until May 28, 2006. We have also disclosed that the area of the property is 929.7 acres.

Conclusion

4.

Please disclose that the dollar amounts given in this discussion are in Canadian dollars.

We have disclosed that the dollar amounts in the section are in Canadian dollars.

Compliance With Government Regulations, page 24

5.

Please expand this disclosure to state that the claims are administered by the Mineral Tenure Act of Northwest Territories which requires that $100 worth of assessment be undertaken in years 1 and 2, followed by $100 per claim per year afterwards.

We have disclosed in this section that the claims are administered by the Mineral Tenure Act of Northwest Territories which requires that $100 worth of assessment be undertaken in years 1 and 2, followed by $100 per claim per year afterwards.

Financial Statements

6.

Please include a currently dated consent of the independent accountants in any amendment to the registration statement.

We have provided a currently dated consent of the independent accountants with our amended registration statement.

Statements of Cash Flows

7.

Please disclose that Statements of Cash Flows for the period ending April 30, 2005 is unaudited, consistent with the headings on the other financial statement headings.

We have disclosed on the Statements of Cash Flows that the figures are unaudited.

8.

In addition, please combine the two amounts now separately presented under Adjustments to Reconcile Net Loss to Net Cash Used – Operating Activities or separately describe them.

We have revised the Statement of Cash Flows to correct the “adjustment to reconcile net loss to net cash used” under the Operating Activity section.

Yours truly,

/s/ Eugene Larabie

Palomine Mining Inc.

Eugene Larabie, President